Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended September 30, 2018

HAMILTON, Bermuda, November 29, 2018 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended September 30, 2018.

Highlights

•	Reported total time charter revenues of $37.3 million for the third quarter of 2018 compared to $35.9 million of time charter revenues for the third quarter of 2017
•	Generated operating income of $28.7 million, net income of $19.9 million and partners' interest in net income of $16.6 million for the third quarter of 2018 compared to operating income of $15.3 million, net income of $5.4 million and partners' interest in income of $2.5 million for the third quarter of 2017
•	Operating income, net income and partners' interest in net income were impacted by unrealized gains on derivative instruments mainly on the Partnership's share of equity in earnings (losses) of joint ventures for the third quarter of 2018 and 2017; in addition, operating income, net income and partners' interest in net income were negatively impacted by accruals for a performance claim for exceeding historical minimum performance standards for boil-off under the time charters on the Partnership's share of equity in losses of joint ventures for the third quarter of 2017
•	Excluding the impact of the unrealized gains on derivative instruments for the third quarter of 2018 and 2017 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended September 30, 2018 would have been $25.5 million, an increase of $12.0 million from $13.5 million for the three months ended September 30, 2017
•	Generated Segment EBITDA[1] of $36.4 million for the third quarter of 2018 compared to $19.4 million for the third quarter of 2017
•	On November 14, 2018, paid a $0.44 per unit distribution on the common and subordinated units with respect to the third quarter of 2018, equivalent to $1.76 per unit on an annualized basis
•	On November 15, 2018, paid a $0.546875 per unit distribution on the Series A preferred units for the period commencing on August 15, 2018 to November 14, 2018, equivalent to $2.1875 per unit on an annual basis
•	In November 2018, received commitment letters from a syndicate of banks for refinancing of the outstanding balances of the debt facility financing the Höegh Gallant and the Höegh Grace.

Steffen Føreid, Chief Executive Officer and Chief Financial Officer stated: "In the third quarter, all of Höegh LNG Partners’ assets once again performed according to contract, providing the predictable long-term cash flow that underpins our well-supported distribution. We are pleased about the sponsor’s amended time charter in Egypt that ensures employment of Höegh Gallant until April 2020. The announced refinancing of Höegh Gallant and Höegh Grace at attractive terms further demonstrates the Partnership’s strong access to international bank financing, supported by its portfolio of long term contracts which generate stable and predictable cash flows and compelling growth prospects."

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $1.0 million and $0.9 million for the three months ended September 30, 2018 and 2017, respectively, (ii) amortization in revenues for above market contracts of $0.9 million and $0.9 million for the three months ended September 30, 2018 and 2017, respectively, (iii) non-controlling interest: amortization in revenues for above market contracts of $0.2 million for the three months ended September 30, 2017, (iv) non-cash revenue: tax paid directly by charterer of $(0.2) million and $(0.2) million for the three months ended September 30, 2018 and 2017, respectively, or (v) equity in earnings of JVs: amortization for deferred revenue of $(0.6) million and $(0.6) million for the three months ended September 30, 2018 and 2017, respectively.

1

Financial Results Overview

Effective January 1, 2018, the Partnership adopted the new accounting standard, Revenue from Contracts with Customers, which did not change the timing or amount of revenue recognized for the Partnership.

The Partnership reported net income of $19.9 million for the three months ended September 30, 2018, an increase of $14.5 million from net income of $5.4 million for the three months ended September 30, 2017. The net income for the three months ended September 30, 2018 was significantly impacted by unrealized gains on derivative instruments mainly on the Partnership's share of equity in earnings of joint ventures. The net income for the three months ended September 30, 2017, was significantly impacted by unrealized gains on derivative instruments and by an accrual for a performance claim for exceeding historical minimum performance standards for boil-off under the time charters on Partnership's share of equity in losses of joint ventures.

Excluding the impact of unrealized gains on derivative instruments, net income for the three months ended September 30, 2018 would have been $16.2 million, an increase of $13.2 million from $3.0 million for the three months ended September 30, 2017. Excluding the unrealized gains on derivative instruments, the increase for the three months ended September 30, 2018 was primarily due to higher revenues related to recovery of prior periods expenses, lower total operating expenses and interest expense and increased equity in earnings (losses) of our joint ventures. The increase in equity in earnings (losses) of joint ventures was mainly due to the accruals for the boil-off claim that had a negative impact for the three months ended September 30, 2017 with no comparable accruals for the three months ended September 30, 2018. The reduction in interest expense was due to the quarterly repayments of principal on the loan facilities financing the vessels and the repayment of the sellers' credit note, issued in connection with the acquisition of Höegh Gallant, between periods. The positive impact on interest expense of the repayment of the seller’s credit note was partially offset by the increased outstanding balance on the revolving credit facility.

Preferred unitholders' interest in net income was $3.3 million for the three months ended September 30, 2018 due the issuance of Series A preferred units on October 5, 2017 and subsequently as part of our at-the-market ("ATM") program. Limited partners' interest in net income, which includes the Partnership's 100% interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace (the "Höegh Grace entities") for the three months ended September 30, 2018, was $16.6 million. Limited partners' interest in net income for the three months ended September 30, 2017, which included the Partnership's 51% interest in the Höegh Grace entities, was $2.5 million for the three months ended September 30, 2017. Non-controlling interest in net income was $2.9 million for the three months ended September 30, 2017 for the 49% interest in the Höegh Grace entities not owned by the Partnership. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there was no longer a non-controlling interest in the Höegh Grace entities.

The PGN FSRU Lampung and the Höegh Gallant were on-hire for the entire third quarter of 2018 whereas Höegh Grace was off-hire for one day during the third quarter of 2018. During the three months ended September 30, 2017, the Höegh Gallant incurred several days of reduced hire equivalent to approximately one day of off-hire.

Equity in earnings of joint ventures was $4.6 million for the three months ended September 30, 2018, an increase of $11.9 million from equity in losses of joint ventures of $7.3 million for the three months ended September 30, 2017. The joint ventures own the Neptune and the Cape Ann. Unrealized gains on derivative instruments in the joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended September 30, 2018 and 2017. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. Excluding the unrealized gains for the three months ended September 30, 2018 and 2017, the equity in earnings would have been $1.4 million for the three months ended September 30, 2018, an increase of $10.5 million compared to equity in losses of $9.1 million for the three months ended September 30, 2017. Excluding the unrealized gains, the increase was mainly due to the accruals for the historical boil-off claim that had a negative impact for the three months ended September 30, 2017 which was partly offset by increased maintenance expenses incurred during the period in the shipyard for drydock and modification work in relation to a new project for the charterer related to the Cape Ann for the three months ended September 30, 2018.

Operating income for the three months ended September 30, 2018 was $28.7 million, an increase of $13.4 million from $15.3 million for the three months ended September 30, 2017. Excluding the impact of the unrealized gain on derivative instruments for the three months ended September 30, 2018 and 2017 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended September 30, 2018 would have been $25.5 million, an increase of $12.0 million from $13.5 million for the three months ended September 30, 2017.

2

Segment EBITDA1 was $36.4 million for the three months ended September 30, 2018, an increase of $17.0 million from $19.4 million for the three months ended September 30, 2017 mainly due to no longer having a non-controlling interest in Segment EBITDA because of the acquisition of the remaining 49% interest in the Höegh Grace entities, which closed on December 1, 2017. In addition, Segment EBITDA was positively impacted by higher time charter revenues for the PGN FSRU Lampung recognized for reimbursement of prior period expenses as a result of the conclusion of the charterer's audit, no off-hire for the Höegh Gallant in the third quarter of 2018 and lower vessel operating expenses.

Financing and Liquidity

As of September 30, 2018, the Partnership had cash and cash equivalents of $24.2 million and an undrawn portion of the $85 million revolving credit facility of $45.7 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $7.4 million, and long-term restricted cash required under the Lampung facility was $13.2 million as of September 30, 2018. During the third quarter of 2018, the Partnership made quarterly repayments of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility and $3.3 million on the Grace facility.

The Partnership’s book value and outstanding principal of total long-term debt was $486.0 million and $490.9 million, respectively, as of September 30, 2018, including long-term debt financing of the FSRUs and $39.3 million on the revolving credit facility due to owners and affiliates. As of September 30, 2018, the Partnership’s total current liabilities exceeded total current assets by $9.4 million. This is partly a result of the current portion of long-term debt of $45.5 million being classified current while the restricted cash of $13.2 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months’ net liabilities.

The Partnership believes its current resources, including the undrawn balance under the revolving credit facility, are sufficient to meet the Partnership’s working capital requirements for its current business for the next twelve months. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on the market conditions. Further as discussed below, the Partnership has commitment letters to refinance the Gallant/ Grace facility well in advance of its first maturity in November 2019.

As of September 30, 2018, the Partnership did not have material commitments for capital expenditures for its current business. In the third quarter of 2018, the conclusion of an audit by the charterer of the PGN FSRU Lampung resulted in the recognition of $1.0 million of revenue related to 2016 costs to be reimbursed by the charterer. The Partnership had been indemnified for these costs and expects to refund Höegh LNG Holdings Ltd. ("Höegh LNG") for the previous indemnification in the fourth quarter of 2018. For the joint ventures, the charterer of the Cape Ann plans to use the vessel for a new project. The vessel was drydocked and fitted with certain modifications during the third quarter of 2018 which will be compensated by the charterer. Additional expenses and capital expenditure will be incurred in the fourth quarter for the deliveries of certain equipment, the competition of service deliverables, including required documentation, and the replacement of spare parts for those used in the drydock. The majority of such expenditures are expected to be compensated by the charterer. The joint ventures also have a probable liability for exceeding historical minimum performance standards for a boil-off claim under the time charters. The Partnership's 50% share of the accruals was approximately $11.9 million as of September 30, 2018. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. It is estimated that the Partnership's 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million. To the extent that the excess boil-off claims result in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. However, other concessions or capital improvements, if any, would not be expected to be indemnified. In addition, the joint ventures expect to incur costs for certain capital improvements and maintenance that will not be reimbursed by the charterer or Höegh LNG for which the Partnership's 50% share is approximately $1.8 million and $1.2 million for the years ended December 31, 2018 and 2019, respectively. As of September 30, 2018, the Cape Ann had completed a drydock and the Neptune had completed certain upgrades and the Partnership's share of the capital improvements and maintenance incurred was approximately $1.5 million. The capital improvements are expected to reduce boil-off in certain modes of operation and other maintenance upgrades address safety and other performance improvements.

As of September 30, 2018, the Partnership had outstanding interest rate swap agreements for a total notional amount of $386.0 million to hedge against the interest rate risks of its long-term debt under the Lampung, Gallant and Grace facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of approximately 1.9% for the Gallant facility. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of approximately 2.3% for the Grace facility. The carrying values of the derivative instruments was a net asset of $2.7 million as of September 30, 2018. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. Gain on derivative instruments for the three months ended September 30, 2018 was $0.5 million, a decrease of $0.1 million from $0.6 million for the three months ended September 30, 2017. Gain on derivative instruments for the three months ended September 30, 2018 and 2017 related to the interest rate swaps for the Lampung, Gallant and Grace facilities. The decrease is mainly due to a lower amortization of the amount excluded from hedge effectiveness for the three months ended September 30, 2018 compared with the three months ended September 30, 2017.

3

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the line "accumulated losses in joint ventures" on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On January 26, 2018, the Partnership entered into a sales agreement with B. Riley FBR Inc. (the "Agent"). Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of "at-the-market" common and Series A preferred units, from time to time, through the Agent. During the three months ended September 30, 2018, the Partnership had sold Series A preferred units and common units, and received total net proceeds, after sales commissions, of $15.8 million.

On August 14, 2018, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the second quarter of 2018.

On August 15, 2018, the Partnership paid a cash distribution of $3.2 million, or $0.546875 per Series A preferred unit, for the period commencing on May 15, 2018 to August 15, 2018.

On August 21, 2018, the Partnership repaid $6.0 million on the revolving credit facility from the net proceeds of the ATM program.

On November 14, 2018, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the third quarter of 2018.

On November 15, 2018, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on August 15, 2018 to November 14, 2018.

In November 2018, the Partnership received commitment letters from a syndicate of banks for refinancing of the outstanding balances of the Gallant /Grace facility. The new facility will include a senior secured term loan and revolving credit facilities of up to the lesser of $385 million and 65% of the fair market value of the Höegh Gallant and 75% of the fair market value of the Höegh Grace as of the initial borrowing date. The new facility is structured as a term loan with commercial and export credit tranches for each vessel to refinance outstanding amounts under the existing facility of approximately $320 million and a revolving credit facility for the Partnership with a drawing capacity of approximately $65 million. With respect to the export credit tranche, the new facility may be utilized by way of continuation of the export credit tranches under the existing Gallant /Grace facility. The term loan will be repayable in quarterly installments with a balloon payment at final maturity of seven years for the commercial tranches. The outstanding balance on the revolving credit facility will be payable in full at the final maturity date in seven years. The export credit tranches will be fully repaid on October 30, 2026 and March 30, 2028 for the Gallant facility and the Grace facility, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the commercial tranches. The commercial tranches and revolving credit facility will bear interest at a rate of LIBOR plus a margin of 2.30%. The export credit tranche will bear interest at a fixed interest rate of 2.38% and have a guarantee commission of 1.6%. The Partnership expects to swap the floating element of the interest rate for the commercial tranches. The revolving credit facility under the new facility will be drawn to repay the outstanding balance under the revolving credit facility provided to the Partnership by Höegh LNG. The remaining balance on the revolving credit facility will be available to be drawn for general partnership purposes. The commitment fee on the undrawn portion of the revolving credit facility will be approximately 1.6%. The new facility is expected to be drawn in January 2019.

4

Outlook

On October 15, 2018, the Partnership announced that Höegh LNG and the government-owned Egyptian Natural Gas Holding Company (“EGAS”) have agreed to amend the time charter for the Höegh Gallant between EgyptCo and EGAS whereby EgyptCo will charter the Höegh Gallant on an LNG carrier time charter to a third party, and EGAS will compensate for the rate difference between the original FSRU charter and the new LNG carrier time charter. The amended contract structure became effective in October 2018 and expires in April 2020, the termination date of the original FSRU charter. A subsidiary of the Partnership, as the owner of the Höegh Gallant, has a lease and maintenance agreement ("LMA") with EgyptCo until April 2020. As a result of the amendment to EgyptCo's contract with EGAS, the LMA may become subject to amendment. All existing guarantees and the option provided by Höegh LNG to the Partnership would remain in place under any amendment to LMA. Any such amendment will be subject to approval by the Conflicts Committee of the Board of Directors of the Partnership and would not be expected to have a material effect on the Partnership.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Höegh LNG has two operating FSRUs, the Höegh Giant (HHI Hull No. 2552), which was delivered from the shipyard on April 27, 2017 and the Höegh Esperanza (HHI Hull No. 2865), which was delivered from the shipyard on April 5, 2018. The Höegh Giant is operating on a three-year contract that commenced on February 7, 2018 with Gas Natural SGD, SA (“Gas Natural Fenosa”). The Höegh Esperanza is operating on a three-year contract that commenced on June 7, 2018 with CNOOC Gas & Power Trading and Marketing Ltd. (CNNOC) which has an option for a one-year extension. Höegh LNG has two additional FSRUs on order (HHI Hull No.2909 and SHI Hull No. 2220).

Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, the Höegh Esperanza, HHI Hull No. 2909 and SHI Hull No.2220 following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

5

Presentation of Third Quarter 2018 Results

A presentation will be held today, Thursday, November 29, 2018, at 8:30 A.M. (EST) to discuss financial results for the third quarter of 2018. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/28489

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until December 6, 2018.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10126561

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with the SEC with detailed information on the Partnership’s results of operations for the three and nine months ended September 30, 2018, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

6

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "future," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends for FSRUs and LNG carriers, including hire rates and factors affecting supply and demand;

•	the Partnership's distribution policy and ability to make cash distributions on the Partnership's units or any increases in the quarterly distributions on the Partnership's common units;

•	restrictions in the Partnership's debt agreements and pursuant to local laws on the Partnership's joint ventures' and subsidiaries' ability to make distributions;

•	the Partnership's ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

•	the ability of Höegh LNG to satisfy its indemnification obligations to the Partnership, including in relation to the boil-off claim;

•	the entry by the Partnership into any amendment to the LMA for the Höegh Gallant;

•	the Partnership's ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership's ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership's anticipated growth strategies; including the acquisition of vessels;

•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership's operating expenses, including drydocking and insurance costs;

•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition liquidity and creditworthiness of the Partnership's existing or future customers and their ability to satisfy their obligations under the Partnership's contracts;

•	the Partnership's ability to replace existing borrowings, including the Gallant/Grace facility, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnership's customers;

7

•	the Partnership's ability to perform under the Partnership's contracts and maintain long-term relationships with its customers;

•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership's continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership's vessels and any related claims by Total S.A. or other customers;

•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership's vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership's vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the ability of Höegh LNG to meet its financial obligations to the Partnership, including its indemnity, guarantee and option obligations;

•	the Partnership's incremental general and administrative expenses as a publicly traded limited partnership and the Partnership's fees and expenses payable under the Partnership's ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership's ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership's common units and Series A preferred units in the public market;

•	the Partnership's business strategy and other plans and objectives for future operations;

•	the Partnership's ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC, including the Partnership's Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent quarterly reports on Form 6-K.

8

 All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

9

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
REVENUES
Time charter revenues	$37,301	35,856	107,695	$105,957
Other revenue	3	—	1,103	—
Total revenues	37,304	35,856	108,798	105,957
OPERATING EXPENSES
Vessel operating expenses	(5,794)	(5,909)	(17,009)	(17,714)
Construction contract expenses	—	—	—	(151)
Administrative expenses	(2,102)	(2,067)	(6,990)	(7,289)
Depreciation and amortization	(5,287)	(5,264)	(15,823)	(15,789)
Total operating expenses	(13,183)	(13,240)	(39,822)	(40,943)
Equity in earnings (losses) of joint ventures	4,551	(7,321)	19,031	(962)
Operating income (loss)	28,672	15,295	88,007	64,052
FINANCIAL INCOME (EXPENSE), NET
Interest income	179	98	540	341
Interest expense	(6,655)	(7,739)	(20,437)	(23,227)
Gain (loss) on derivative instruments	516	571	1,692	1,481
Other items, net	(780)	(633)	(2,266)	(2,857)
Total financial income (expense), net	(6,740)	(7,703)	(20,471)	(24,262)
Income (loss) before tax	21,932	7,592	67,536	39,790
Income tax expense	(2,050)	(2,185)	(6,025)	(5,982)
Net income (loss)	$19,882	5,407	61,511	$33,808
Non-controlling interest in net income	—	2,899	—	8,455
Preferred unitholders' interest in net income	3,288	—	8,951	—
Limited partners' interest in net income (loss)	$16,594	2,508	52,560	$23,353

Basic earnings per unit
Common unit public	$0.49	$0.07	$1.56	$0.74
Common unit Höegh LNG	$0.51	$0.09	$1.63	$0.80
Subordinated unit	$0.51	$0.09	$1.63	$0.80

Diluted earnings per unit
Common unit public	$0.49	$0.07	$1.55	$0.74
Common unit Höegh LNG	$0.51	$0.09	$1.63	$0.80
Subordinated unit	$0.51	$0.09	$1.63	$0.80

10

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$24,174	$22,679
Restricted cash	7,378	6,962
Trade receivables	4,449	7,563
Amounts due from affiliates	3,968	4,286
Inventory	641	668
Current portion of net investment in direct financing lease	4,078	3,806
Derivative instruments	1,341	—
Prepaid expenses and other receivables	4,591	462
Total current assets	50,620	46,426
Long-term assets
Restricted cash	13,234	13,640
Vessels, net of accumulated depreciation	663,462	679,041
Other equipment	521	604
Intangibles and goodwill	21,654	24,370
Advances to joint ventures	3,466	3,263
Net investment in direct financing lease	279,981	282,820
Long-term deferred tax asset	120	204
Derivative instruments	1,440	228
Other long-term assets	918	8,363
Total long-term assets	984,796	1,012,533
Total assets	$1,035,416	$1,058,959

11

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2018	2017
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$45,458	$45,458
Trade payables	499	381
Amounts due to owners and affiliates	2,075	1,417
Value added and withholding tax liability	951	1,511
Derivative instruments	101	2,015
Accrued liabilities and other payables	10,910	13,042
Total current liabilities	59,994	63,824
Long-term liabilities
Accumulated losses of joint ventures	1,715	20,746
Long-term debt	401,290	434,845
Revolving credit facility due to owners and affiliates	39,292	51,832
Derivative instruments	—	2,102
Long-term deferred tax liability	8,081	5,158
Other long-term liabilities	72	5,793
Total long-term liabilities	450,450	520,476
Total liabilities	510,444	584,300
EQUITY
8.75% Series A Preferred Units (5,956,226 units and 4,600,000 units as of September 30, 2018 and December 31, 2017)	146,926	113,404
Common units public (17,935,760 units and 17,648,844 units as of September 30, 2018 and December 31, 2017)	326,432	317,149
Common units Höegh LNG (2,101,438 and 2,116,060 units as of September 30, 2018 and December 31, 2017)	6,908	6,513
Subordinated units (13,156,060 units as of September 30, 2018 and December 31, 2017)	42,819	40,341
Accumulated other comprehensive income (loss)	1,887	(2,748)
Total partners' capital	524,972	474,659
Total equity	524,972	474,659
Total liabilities and equity	$1,035,416	$1,058,959

12

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,
	2018	2017
OPERATING ACTIVITIES
Net income (loss)	$19,882	$5,407
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,287	5,264
Equity in losses (earnings) of joint ventures	(4,551)	7,321
Changes in accrued interest income on advances to joint ventures	(69)	1,425
Amortization of deferred debt issuance cost and fair value of debt assumed	175	207
Amortization in revenue for above market contract	916	915
Changes in accrued interest expense	13	(17)
Net currency exchange losses (gains)	119	(6)
Unrealized loss (gain) on derivative instruments	(516)	(571)
Non-cash revenue: tax paid directly by charterer	(204)	(200)
Non-cash income tax expense: tax paid directly by charterer	204	200
Deferred tax expense and provision for tax uncertainty	1,333	1,082
Issuance of units for Board of Directors' fees	40	—
Other adjustments	113	156
Changes in working capital:
Trade receivables	(31)	(918)
Inventory	8	17
Prepaid expenses and other receivables	967	(452)
Trade payables	(92)	78
Amounts due to owners and affiliates	1,783	573
Value added and withholding tax liability	1,100	1,063
Accrued liabilities and other payables	(1,071)	1,524
Net cash provided by (used in) operating activities	25,406	23,068

INVESTING ACTIVITIES
Expenditure for vessel and other equipment	—	(5)
Receipts from repayment of principal on direct financing lease	965	881
Net cash provided by (used in) investing activities	$965	$876

13

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,
	2018	2017
FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates	$—	$4,000
Repayment of long-term debt	(11,365)	(11,365)
Repayment of amounts due to owners and affiliates	(6,000)	—
Repayment of customer loan for funding of value added liability on import	(1,240)	—
Net proceeds from issuance of common units	1,617	—
Net proceeds from issuance of 8.75% Series A Preferred Units	14,369	—
Cash distributions to limited partners and preferred unitholders	(18,212)	(14,440)
Cash distributions to non-controlling interest	—	(1,960)
Proceeds from indemnifications received from Höegh LNG	—	1,066
Repayment of indemnifications received from Höegh LNG	(1,056)	—
Net cash provided by (used in) financing activities	(21,887)	(22,699)

Increase (decrease) in cash, cash equivalents and restricted cash	4,484	1,245
Effect of exchange rate changes on cash and cash equivalents	(40)	—
Cash, cash equivalents and restricted cash, beginning of period	40,342	41,446
Cash, cash equivalents and restricted cash, end of period	$44,786	$42,691

14

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2018 AND 2017

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three months ended September 30, 2018 and 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended September 30, 2018 and 2017, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note and the tables below to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidated 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there was no longer a non-controlling interest in the Höegh Grace entities. The following tables include the results for the segments for the three months ended September 30, 2018 and 2017.

15

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2018

(in thousands of U.S. dollars)

	Three months ended September 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$37,301	10,462	—	47,763	(10,462	) (1)	$37,301
Other revenue	3	—	—	3		(1)	3
Total revenues	37,304	10,462	—	47,766			37,304
Operating expenses	(6,512)	(3,426)	(1,384)	(11,322)	3,426	(1)	(7,896)
Equity in earnings (losses) of joint ventures	—	—	—	—	4,551	(1)	4,551
Segment EBITDA	30,792	7,036	(1,384)	36,444
Depreciation and amortization	(5,287)	(2,399)	—	(7,686)	2,399	(1)	(5,287)
Operating income (loss)	25,505	4,637	(1,384)	28,758			28,672
Gain (loss) on derivative instruments	516	3,151	—	3,667	(3,151	) (1)	516
Other financial income (expense), net	(6,650)	(3,237)	(606)	(10,493)	3,237	(1)	(7,256)
Income (loss) before tax	19,371	4,551	(1,990)	21,932	—		21,932
Income tax benefit (expense)	(2,021)	—	(29)	(2,050)	—		(2,050)
Net income (loss)	$17,350	4,551	(2,019)	19,882	—		$19,882
Preferred unitholders’ interest in net income	—	—	—	—	3,288	(2)	3,288
Limited partners' interest in net income (loss)	$17,350	4,551	(2,019)	19,882	(3,288	) (2)	$16,594

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

16

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2017

(in thousands of U.S. dollars)

	Three months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$35,856	10,460	—	46,316	(10,460	) (1)	$35,856
Accrual historical boil-off claim	—	(11,850)	—	(11,850)	11,850	(1)	—
Total revenues	35,856	(1,390)	—	34,466			35,856
Operating expenses	(6,672)	(1,733)	(1,304)	(9,709)	1,733	(1)	(7,976)
Equity in earnings (losses) of joint ventures	—	—	—	—	(7,321	) (1)	(7,321)
Less: Non-controlling interest in Segment EBITDA	(5,354)	—	—	(5,354)	5,354	(2)	—
Segment EBITDA	23,830	(3,123)	(1,304)	19,403
Add: Non-controlling interest in Segment EBITDA	5,354	—	—	5,354	(5,354	) (2)	—
Depreciation and amortization	(5,264)	(2,462)	—	(7,726)	2,462	(1)	(5,264)
Operating income (loss)	23,920	(5,585)	(1,304)	17,031			15,295
Gain (loss) on derivative instruments	571	1,802	—	2,373	(1,802	) (1)	571
Other financial income (expense), net	(7,128)	(3,538)	(1,146)	(11,812)	3,538	(1)	(8,274)
Income (loss) before tax	17,363	(7,321)	(2,450)	7,592	—		7,592
Income tax expense	(2,183)	—	(2)	(2,185)	—		(2,185)
Net income (loss)	$15,180	(7,321)	(2,452)	5,407	—		$5,407
Non-controlling interest in net income	2,899	—	—	2,899			2,899
Limited partners' interest in net income (loss)	$12,281	(7,321)	(2,452)	2,508	—		$2,508

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

17

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(In thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended September 30, 2018 and 2017.

	Three months ended
	September 30,
(in thousands of U.S. dollars)	2018	2017
Interest income	$179	$98
Interest expense:
Interest expense	(6,480)	(7,309)
Commitment fees	—	(223)
Amortization of debt issuance cost and fair value of debt assumed	(175)	(207)
Total interest expense	(6,655)	(7,739)
Gain (loss) on derivative instruments	516	571
Other items, net:
Unrealized foreign exchange gain (loss)	(114)	36
Realized foreign exchange gain (loss)	16	(12)
Bank charges, fees and other	(37)	(16)
Withholding tax on interest expense and other	(645)	(641)
Total other items, net	(780)	(633)
Total financial income (expense), net	$(6,740)	$(7,703)

18

Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expense). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended September 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$17,350	4,551	(2,019)	19,882			$19,882 (3)
Interest income	(75)	(71)	(104)	(250)	71	(4)	(179)
Interest expense	5,965	3,295	690	9,950	(3,295	) (4)	6,655
Depreciation and amortization	5,287	2,399	—	7,686	(2,399	) (5)	5,287
Other financial items (2)	244	(3,138)	20	(2,874)	3,138	(6)	264
Income tax (benefit) expense	2,021	—	29	2,050			2,050
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,224	(4)	3,224
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,399	(5)	2,399
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(3,138	) (6)	(3,138)
Segment EBITDA	$30,792	7,036	(1,384)	36,444			$36,444

19

	Three months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$15,180	(7,321)	(2,452)	5,407			$5,407 (3)
Interest income	—	(24)	(98)	(122)	24	(4)	(98)
Interest expense	6,507	3,562	1,232	11,301	(3,562	) (4)	7,739
Depreciation and amortization	5,264	2,462	—	7,726	(2,462	) (5)	5,264
Other financial items (2)	50	(1,802)	12	(1,740)	1,802	(6)	62
Income tax (benefit) expense	2,183	—	2	2,185			2,185
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,538	(4)	3,538
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,462	(5)	2,462
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(1,802	) (6)	(1,802)
Non-controlling interest in segment EBITDA	(5,354)			(5,354)			(5,354)
Segment EBITDA	$23,830	(3,123)	(1,304)	19,403			$19,403

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs. ”

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

20

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for the non-cash boil-off accrual, non-budgeted expenses, losses and estimated maintenance indemnified by, or refunded to, Höegh LNG, distributions on the Series A preferred units and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

21

Three months ended
(in thousands of U.S. dollars)	September 30, 2018
Segment EBITDA	$36,444
Cash collection/Principal payment on direct financing lease	965
Amortization in revenues for above market contracts	916
Non-cash revenue: Tax paid directly by charterer	(204)
Equity in earnings of JVs: Amortization of deferred revenue	(574)
Interest income (1)	250
Interest expense (1)	(9,950)
Amortization of debt issuance cost (1) and fair value of debt assumed	218
Other items, net	(794)
Unrealized foreign exchange losses (gains)	114
Current income tax expense, net of uncertain tax position	(718)
Non-cash income tax: Tax paid directly by charterer	204
Other adjustments:
Revenue for prior period costs to be refunded to Höegh LNG for previous indemnifications	(1,016)
Distributions relating to Series A preferred units (2)	(3,288)
Estimated maintenance and replacement capital expenditures	(5,175)
Distributable cash flow	$17,392

(1)	The Partnership's interest in the joint ventures' interest income, interest expense and amortization of debt issuance cost is $71, $3,295 and $43, respectively

(2)	Represents distributions payable on the Series A preferred units related to the three months ended September 30, 2018

22

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

Three months ended
(in thousands of U.S. dollars)	September 30, 2018
Distributable cash flow	$17,392
Estimated maintenance and replacement capital expenditures	5,175
Revenue for prior period costs to be refunded to Höegh LNG for previous indemnifications	1,016
Distributions relating to Series A preferred units	3,288
Equity in earnings of JVs: Amortization of deferred revenue	574
Equity in earnings of JVs: Amortization of debt issuance cost	(43)
Equity in earnings of JVs: Depreciation and amortization	(2,399)
Equity in earnings of JVs: Gain (loss) on derivative instruments	3,151
Equity in losses (earnings) of joint ventures	(4,551)
Cash collection/Principal payment on direct financing lease	(965)
Changes in accrued interest expense and interest income	(56)
Other adjustments	160
Changes in working capital	2,664
Net cash provided by (used in) operating activities	$25,406

23

Media contact:
Steffen Føreid
Chief Executive Officer and Chief Financial Officer
+47 975 57 406
www.hoeghlngpartners.com

24